Exhibit 99.1

MIX TELEMATICS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1995/013858/06)
JSE share code: MIX ISIN: ZAE000125316
NYSE share code: MIXT
(“MiX Telematics” or “the Company”)

NOTIFICATION IN TERMS OF SECTION 45(5) OF THE COMPANIES ACT 71 OF 2008

Shareholders are referred to the announcement published on 6 November 2013, wherein the Company notified shareholders that MiX Telematics had adopted a resolution in terms of section 45(3)(b) of the Companies Act 71 of 2008 (“the Companies Act”) authorising the transfer of the proceeds of the initial public offering of American Depository Receipts on the New York Stock Exchange, in an aggregate amount of US$65.5 million, (“the proceeds”), by way of an equity loan from MiX Telematics to MiX Telematics Investments Proprietary Limited, a wholly-owned subsidiary of MiX Telematics and a treasury management company formed under section B.2(B)(vii)(c) of the Exchange Control Rulings of the South African Reserve Bank (“the agreement”), for the purposes of investment as allowed for under the Exchange Control Rulings, which transfer of the proceeds constituted financial assistance in terms of section 45 of the Act.

Shareholders are advised that amendments have been made to the credit terms of agreement in order to clarify the original intention of the agreement being that the loan is classified as an equity loan for accounting purposes. To the extent that the amendments to the agreement constitutes financial assistance in terms of section 45 of the Companies Act, the Company hereby provides shareholders with notification thereof and confirms that in accordance with section 45 of the Companies Act, the board is satisfied and acknowledges that:

(i)	immediately after providing such financial assistance, MiX Telematics will satisfy the solvency and liquidity test as provided for in section 4 of the Companies Act, and

(ii)	the terms under which such financial assistance is to be given are fair and reasonable to MiX Telematics.

28 March 2018

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